Exhibit 3.13 NOTARISKANTOOR TIMMERS tel. 0252 - 41 40 08
dossier	:	2008.000945.01 / rh / vertaling statuten Phillystran Europe.doc
ontwerp d.d	:	30 januari 2009

In this unofficial English translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitable, differences may occur in this translation, and if so, the Dutch text will by law govern.

ARTICLES OF ASSOCIATION FOR A@

PRIVATE LIMITED LIABILITY COMPANY@

Name and registered office

Article 1.

1.	The company bears the name: Phillystran Europe B.V.

2.	The company has its registered office the municipality of Rotterdam, the Netherlands.

Object

Article 2.

The object of the company is:

a.	@;

b.	to stand surety for, to grant suretyships and guarantees and to put up sureties for the benefit of (legal) persons, including group companies and persons who are members of the bodies of the company, to borrow, to loan and to raise sums of money, including the issue of bonds, debt instruments and other instruments of value, and to enter into co-operation schemes related therewith;

c.	to acquire, to possess, to manage, to let, to alienate and to encumber registered properties and other capital components, including securities, to trade currencies, securities and

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capital components in general and to do all that is related with the above in the widest sense, either for its own account or for the account of third parties;

d.	to acquire, to manage, to develop and to operate industrial and intellectual property rights, including know-how which has not been patented;

e.	to mediate in, to conclude or cause to conclude, to carry out or cause to carry out pension agreements, standing right agreements, annuity agreements and other insurance agreements, including investments in or by means of all possible derivatives;

f.	to carry out all sorts of industrial, financial and commercial activities;

g.	to do anything that is related with the above or may be conducive thereto, all in the widest sense of the word.

Capital and shares

Article 3.

The share capital of the company amounts to NINETY THOUSAND EURO (€ 90,00.00), divided into ninety thousand (90,000) shares of ONE EURO (€ 1.00) each.

Article 4.

1.	The shares shall be registered shares and shall be numbered consecutively from 1 on.

2.	Share warrants shall not be issued.

Article 5.

1. a.	Issue of shares (including the granting of rights to take shares) shall take place by virtue of a decision of the general meeting of shareholders, to be referred to hereinafter as: “the general meeting”.

b.	The general meeting also fixes the price and the conditions of the issue, with observance of these articles of association.

c.	The issue price shall not be below par.

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d.	The general meeting may delegate its competence to take the decisions referred to sub a. and b. to another body of the company and may rescind this delegation.

e.	For the issue of a share shall be required furthermore a deed intended for that purpose and executed before a civil law notary practising in the Netherlands to which deed the parties involved shall be parties.

2.	At the issue of shares each shareholder shall have a preferential right in proportion to the total amount of his shares, except for the provisions of the law. The preferential right shall not be assigned. The preferential right can be limited or excluded, each time for a single issue, by the body of the company which is competent to issue shares.

Article 6.

1.	At the taking of the share the nominal amount shall be paid thereon. It may be stipulated that a part not exceeding three/fourths of the nominal capital shall have to be paid up only after and in so far as the board of directors will have called it.

2.	Payment on a share shall take place in money unless another method of contribution has been agreed upon. Payment in foreign currency shall be possible only with permission from the board of directors.

Register of shareholders

Article 7.

1.

The board of directors shall keep a register into which shall be entered the names and addresses of all shareholders, the numbers of shares held by them, with mention of the date on which they acquired the shares, the date of recognition or serving, as well as the amount paid up on each share. In the register shall also be entered the names and addresses of those who have a right of usufruct or a right of pledge on shares, with

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mention of the date on which they on which they acquired that right, and the date of recognition or serving, as well as a mention to which share-related rights they are entitled in accordance with article 8, as well as the names and addresses of holders of depository receipts for shares issued with the co-operation of the company.

2.	The register shall be updated on a regular basis, on the understanding that any change in the data mentioned above in section 1 shall be entered into the register as soon as possible; into the registered shall also be entered any granted discharge from liability for payments not yet made, with mention of the date on which the discharge was granted.

3.	Every shareholder and those who have a right of usufruct or a right of pledge on shares, as well as holders of depository receipts for shares issued with the co-operation of the company shall be under an obligation to make their address known to thy company in writing.

4.	On request the board of directors shall issue a person as referred to above in section 1 for free with an abstract from the register concerning his right to a share. If a right of usufruct or a right of pledge has been imposed on a share, then the abstract shall also state who is entitled to the rights referred in in section 8.

5.	The board of directors shall make the register available at the office of the company for inspection by the shareholders, as well as the usufructuaries and pledge holders who are entitled to the rights referred to in section 2 of article 8, as well holders of depository receipts for shares issued with the co-operation of the company. The data of the register concerning shares not fully paid up shall be available for inspection by anyone; a copy or abstract of these data shall be issued at cost price at the most.

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Usufruct / Pledge

Article 8.

1.	A usufruct can be established on shares. The shareholder shall have the right of vote on the shares on which a usufruct has been established. In deviation from this the right of vote shall belong to the usufructuary:

-	if it concerns a usufruct as referred to in articles 4:19 and 4:21 of the Dutch Civil Code, unless decided otherwise at the time of establishment of the usufruct by the parties or by the Sub-District Judge on the ground of article 4.23, section 4, of the Dutch Civil Code, or

-	if it has been decided at the time of establishment of the usufruct, provided that this decision and — in the event of assignment of the usufruct — the assignment of the right of vote has been approved by body of the company which has been designated by the articles of association to grant approval for an intended transfer of shares or, for lack of such a designation, by the general meeting.

2.	The shareholder who has no right of vote and the usufructuary who has a right of vote shall have the rights which the law has granted to holders of depository receipts for shares issued with the co-operation of the company. The usufructuary who has no right of vote shall have these rights if not decided otherwise at the establishment or assignment of the usufruct.

3.	A pledge can be established on shares, The provisions in sections 1 and 2 shall be conformably applicable at the establishment of the pledge and if another person is subrogated to the rights of the pledge holder.

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Depository receipts

Article 9.

1.	A decision by the board of directors to co-operate to the issue of depository receipts for shares in the company shall be subject to prior approval from the general meeting.

2.	Bearer depository receipts for shares shall not be issued. If this stipulation is violated, the rights associated with the shares concerned shall not be exercised as long as bearer depository receipts are in circulation.

3.	By holders of depository receipts shall be understood in these articles of association the holders of registered depository receipts for shares issued with the co-operation of the company as well as the persons who by virtue of the provisions of article 8 have the rights granted by the law to holders of depository receipts for shares issued with the co-operation of the company.

4.	By depository receipts shall be understood in these articles of association depository receipts whether or not issued with the co-operation of the company.

Community of property

Article 10.

If shares, limited rights to shares or depository receipts issued for shares belong to a community of property, the participants in that community shall have themselves represented towards the company by one single person to be designated in writing.

Acquisition of own shares / caital reduction

Article 11.

1.	Acquisition by the capital of shares not fully paid up in its own capital shall be null and void.

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2.	Fully paid up shares in its own capital can only be acquired by the company for free or if all conditions mentioned below are fulfilled:

a.	the equity, reduced by the acquisition price, is not smaller than the paid up and called part of the capital increased by the reserves which are to be maintained by virtue of the law;

b.	the nominal amount of the shares in its capital to be acquired and already held by the company and its subsidiaries together is not greater than half the issued capital;

c.	the general meeting or another body of the company designated by the general meeting has granted authorisation for the acquisition.

3.	For the validity of the acquisition shall be determining the size of the equity in accordance with the latest adopted balance-sheet, decreased by the acquisition price for shares in the capital of the company and by payments from profit or reserves to others which the company and its subsidiaries began to owe after the balance-sheet date. If a financial year has expired by more than six months without the annual accounts having been adopted, then acquisition in accordance with section 2 shall not be allowed.

4.	The previous sections shall not apply to shares which the company acquires under general title.

5.	The concept of shares in this article shall also include depository receipts for shares.

6.	The general meeting may decide to reduce the issued capital by withdrawing shares or by reducing the amount of shares through an amendment of the articles of association, with due observance of the provisions concerned of the law.

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No support from the company at the acquisition of its own shares

Article 12.

1.	The company may not, for the purpose of the taking or acquiring by other parties of shares in its capital or depository receipts for such shares, put up surety, give a price guarantee, warrant performance by a third party or engage itself severally or otherwise in conjunction with or for third parties. This injunction shall also apply to its subsidiaries.

2.	Loans for the purpose of taking or acquiring shares in its own capital or of depository receipts for such shares, shall be provided by the company only to the amount of the payable reserves and with authorisation from the general meeting.

3.	The company shall maintain a non-payable reserve to the outstanding amount of the loans referred to in the previous section.

Transfer of shares

Article 13.

1.	For the transfer of a share or the transfer of a limited right to a share shall be required a deed executed before a civil-law notary practising in the Netherlands to which deed the parties concerned shall parties.

2.	The transfer shall also be legally binding upon the company. Except in the case that the company itself is a party to the legal transaction, the rights associated with the share shall be exercised only after the company has recognised the legal transaction or the deed of transfer has been served upon it in accordance with the provisions concerned of the law, or of the company has recognised this transfer by entering it into the register of shareholders as referred to in article 7.

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Share transfer restriction rules / obligation to offer in general

Article 14.

1.	Any transfer of shares can take place only after the shares have been offered for sale to the other shareholders in the manner described below.

2.	A shareholder shall not be obliged to offer his shares for sale if the transfer takes place with written permission from the fellow-shareholders, within three months after they have all given their permission.

3.	The shareholder wishing to transfer one or several shares — to be referred to hereinafter as: “the offering shareholder” — shall inform the board of directors which shares he wishes to transfer.

This information shall constitute an offer to the fellow-shareholders to sell the shares. The company, if it is a holder of shares in its own capital, shall be included in these fellow-shareholders only if the offering shareholder has declared to consent thereto when making his offer.

The price shall be fixed — unless the shareholders unanimously agree otherwise — by one or several independent experts who shall be appointed by the shareholders in mutual consultation. If the shareholders fail to reach agreement about this appointment within six weeks after receipt of the notification referred to in section 5, then the most diligent party will request the Sub-District Judge within whose district the company has its registered office in accordance with its articles of association to appoint three independent experts.

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4.	The experts referred to in the previous section shall be entitled to inspect all books and documents of the company and to obtain all information the knowledge of which may serve their price determination.

5.	The board of directors shall bring the offer to the knowledge of the fellow-shareholders of the offering within two weeks days after receipt of the notification referred to in section 3 and shall then inform all shareholders of the price within fourteen days after this price has been determined by the experts or agreed on by the shareholders.

6.	In deviation from the provisions in section 8 the board of directors, if it has learned already before the expiration of the period referred to there from all fellow-shareholders that the offer will not be accepted or not be accepted in full, shall notify the offering shareholder thereof forthwith.

7.	The shareholders who wish to purchase the shares offered shall notify the board of directors thereof within two weeks after they have been notified of the price in accordance with section 5.

8.	The board of directors shall then allocate the shares offered to the candidates and shall notify the offering shareholder and all shareholders thereof within two weeks after expiration of the period referred to in section 7. In so far as no allocation has taken place, the board of directors shall also notify the offering shareholder and all shareholders thereof within said period.

9.	The allocation of shares by the board of directors to the candidates shall take place as follows:

a.	in proportion to the nominal value of the shares held by the candidates;

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b.	in so far as proportional allocation is not possible, the decision shall be made by means of a drawing lots.

Shares shall be allocated to the company only in so far as the other fellow-shareholders have not expressed their wish to purchase these shares;

Nobody shall be allocated more shares than the number of shares for which he was a candidate.

10.	The offering shareholder shall remain competent to withdraw his offer provided that this is done within one month after he learned to which candidate and at which price he can sell all the shares to which the offer relates.

11.	The shares purchased shall be transferred against simultaneous payment of the purchase price within eight days after expiration of the period during which the offer can be withdrawn.

12.	If the offering shareholder has not withdrawn his offer, he may freely transfer the shares offered within three months after it has been established by means of the notification referred to in sections 6 or 8 that the offer has not been accepted or has not been accepted in full.

13.	The experts referred to in section 3 shall decide in fairness at whose expense the costs of their price determination shall be. They may indicate that the fact whether or not the offering shareholder his withdrawn his offer shall be a co-determining factor in this respect.

14.	The provisions of this article shall be conformably applicable as much as possible to alienation by the company of shares purchased or otherwise acquired by it.

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15.	The provisions of this article shall remain inapplicable if the shareholder is obliged by virtue of the law to transfer his share to an earlier shareholder.

Special obligation to offer

Article 15.

1. a.	In the event of death of a shareholder, and also in the event that he loses free control of his capital, as well as in the event of dissolution of a marital community of property or of a community of property by virtue of a registered domestic partnership of a shareholder, his shares shall be offered in compliance with the provisions laid down in the following sections.

If the shareholder is a legal person, his shares shall be offered for sale with due observance of the provisions laid down in the following sections, in the event of granting of suspension of payment, bankruptcy, as well as in the event of dissolution of a shareholder-legal person and if a shareholder-legal person ceases to exist as a result of legal merger or pure division as referred to in article 309, respectively article 334a of Book 2 of the Dutch Civil Code.

b.	A similar obligation to offer for sale shall exist if the right of vote on shares no longer belongs to the usufructuary and the usufruct was established by virtue of articles 4:19 or 4:21 of the Dutch Civil Code, or at the termination of such a usufruct.

c.	Furthermore a similar obligation to offer for sale shall exist in the event that the control of the business of a shareholder-legal person passes directly or indirectly onto one or several others, as referred to in the SER (Social and Economic Council) Decree on Rules of Conduct in the event of Merger 2000, even if these rules are not applicable.

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2.	In the event that an obligation to offer for sale exists, the provisions of article 14 shall be conformably applicable, on the understanding that the offering shareholder:

a.	shall not have the right to withdraw his offer in accordance with section 10 of that article;

b.	may keep his shares if use is not made or not made in full of the offer.

3.	Those who are obliged to offer for sale one or several shares shall notify the board of directors of their offer within thirty days after that obligation arose or — in the event referred to in section 6 sub b — after expiration of the period mentioned there. In default thereof the board of directors shall notify the persons obliged to make the offer of this omission and shall point out to them the provision contained in the previous sentence.

If they then still remain in default to make this offer within eight days, the company shall offer for sale the shares on behalf of the shareholder(s) concerned and, if use is made of the offer in full, shall transfer the shares to the buyer against simultaneous payment of the purchase price; the company shall then be irrevocably authorised to do so.

4.	In the event of transfer of shares in application of the provisions laid down in the previous section the company shall pay the proceeds, after deduction of all costs incurred, to the person(s) on whose behalf the offer was made.

5.	As long as the shareholder fails to fulfil the obligation to offer shares for sale on the ground of the provisions laid down in this article, the right of vote associated with those shares, the right to attend the general meeting and the right to payments shall be suspended.

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6.	The obligation resulting from in section 1 shall not be applicable:

a.	if all fellow-shareholders have declared in writing within three months after the obligation to offer shares for sale arose that they have agreed on the new shareholder(s);

b.	if the shares went to belong to a community to which, in addition to the person from whose side the shares were contributed to the community, one or several other persons are entitled, in so far as the shares were allocated within one year after the dissolution of the community to the person from whose side the shares were contributed to the community.

Management

Article 16.

1.	The management of the company is entrusted to a board of directors, consisting of a number of one or several directors to be determined by the general meeting.

2.	The directors shall be appointed by the general meeting and can be suspended and dismissed by this meeting at any time.

The general meeting may award the title of general director to one or several directors and may revoke this title at any time.

3.	The board of directors shall be charged with the management of the company. The general meeting shall be competent to make subject to its prior approval other decisions by the board of directors than those mentioned in article 17. Those decisions shall be defined clearly and shall be notified to the board in writing.

4.	In the event of any vacancies or the absence of a director the remaining directors shall be charged with the management. In the event of any vacancies or the absence of all

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directors the management of the company shall be entrusted temporarily to one person to be designated for that purpose by the general meeting. The general meeting shall be entitled also in the event of any vacancies or the absence of one or several directors but not of all directors to designate a person as referred to in the previous sentence who shall then be co-charged with the management.

5.	The remuneration and the further terms of employment shall be fixed separately for each director by the general meeting.

Representation

Article 17.

1.	The board of directors shall represent the company. The competence of representation shall also belong to:

a.	each director with the title of general director individually;

b.	two directors acting jointly.

2.	In all cases in which the company has a conflicting interest with one or several directors, the company shall be represented nevertheless in the manner described above, unless the general meeting has made use of its competence of designation as referred to in article 256 of Book 2 of the Dutch Civil Code.

3.	Permission from the general meeting shall be required for decisions of the board of directors aimed at:

a.	acquiring, alienating, encumbering, renting or letting and terminating lease agreements of registered properties;

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b.	engaging sureties, borrowing and loaning sums of money and entering into credit agreements with the exception of withdrawing sums of money against the bank credit of the company;

c.	acting in court proceedings as claimant (with the exception of the taking of protective measures) and acquiescing in legal claims;

d.	appointing deputy managers and dismissing deputy managers (other than at their own request);

e.	entering into a durable direct or indirect co-operation with another company or with other companies and terminating such a co-operation, acquiring, changing or terminating financial or other interests in other enterprises, as well as casting votes on shares in enterprises in which the company has participated, and exercising the right of vote in connection with a right of pledge or a right of usufruct of shares;

f.	assigning all of part of the business, and stopping all or part of the business;

g.	granting pension rights and entering into agreements with third parties with the purpose of granting pension rights or related rights;

h.	entering into lease agreements and engaging obligations with regard to lease agreements;

i.	establishing and closing down offices and branch establishments;

j.	acquiring shares in its own capital by the company;

k.	any actions exceeding an amount or a value as determined by the general meeting or which bind the company for a period longer than one year.

The purport of this provision shall not be evaded by splitting actions.

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The absence of the approval as referred to in this section shall not be invoked by or against third parties.

4.	Legal actions by the company towards the holder of all shares in the company or towards a participant in a community of property in which the shareholder is married or is a registered domestic partner to which all shares in the capital of the company belong, where the company is represented by the shareholder or by one of the participants, shall be laid down in writing. Shares held by the company or by its subsidiaries shall be disregarded in the implementation of the previous sentence. If the first sentence has not been respected, the legal action can be destroyed for the benefit of the company.

5.	Section 4 shall not be applicable to legal actions which under the stipulated conditions belong to the normal business operation of the company.

Annual accounts

Article 18.

1.	The financial year of the company coincides with the calendar year.

2.	Each year the board of directors shall prepare annual accounts within five months after expiration of the financial year of the company, unless this period is extended by six months at the most by the general meeting on the ground of special circumstances, which annual accounts shall be laid open for inspection by the shareholders at the office of the company.

Within this period the board of directors shall also lay open for inspection the annual report, unless article 2:396, section 6, first sentence, or article 2:403 of the Dutch Civil Code applies to the company.

The annual accounts shall be signed by all directors.

If any signature is lacking, an entry shall be made thereof with mention of the reason.

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3. a.	The company may grant an order to verify the annual accounts. The general meeting shall be competent to grant this order. If it does not proceed with granting this order, then the board of directors shall have this competence.

The order can be rescinded at any time by the general meeting and by the body which has granted it.

b.	The order shall be awarded to an auditor. The designation of an auditor shall not be limited by any nomination. If the appointment of au auditor is not required by the law, then the general meeting shall be competent to grant such an order to another person as well.

c.	The person to whom the order has been awarded shall submit a written report on his verification to the board of directors.

4.	The company shall see to it that the annual accounts, the annual report, and the data to be added by virtue of article 2:392 section 1 of the Dutch Civil Code are present in its office as of the day of convocation to the general meeting intended for their discussion. The shareholders and the holders of depository receipts may inspect these documents there and obtain copies of them free of charge.

Adoption of annual documents

Article 19.

1.	The annual accounts shall be adopted by the general meeting.

The annual report shall be adopted by the board of directors.

2.	After the proposal to adopt the annual accounts has been discussed, a proposal shall be submitted to the general meeting to grant discharge to the directors for the policy conducted by them in the financial year concerned, in so far as that policy appears from the annual accounts or that policy has been disclosed to the general meeting.

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Profit appropriation

Article 20.

1.	The profit shall be at the free disposal of the general meeting.

2.	The company shall be entitled to make payments to the shareholders and to other persons entitled to the payable profit only in so far as the equity is greater than the paid up and called part of the capital increased by the reserves which are to be maintained in accordance with the law.

If the requirement laid down in the previous sentence is fulfilled, the general meeting may decide to make interim dividend payments.

3.	Payment of profit shall take place after adoption of the annual accounts from which it appears that such payment is allowed.

4.	The shares held by the company in its own capital shall be disregarded in the calculation of the profit appropriation, unless these shares are encumbered with a usufruct or a pledge or depository receipts for these shares have been issued as a result of which the right to profit belongs to the usufructuary, the holder of the pledge or the holder of those depository receipts.

5.	Depository receipts which the company holds or to which the company has a limited right on the ground whereof it is entitled to the payment profit shall also be disregarded in the calculation of the profit appropriation.

6.	The company shall be allowed to make interim payments only if the requirement laid down in section 2 is met.

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Dividend

Article 21.

The dividend shall be at the disposal of the shareholders one month after it has been adopted, unless the general meeting fixes another period. The claims shall become null and void by the expiration of five years.

Dividends which have not been collected within five years after they were made available shall be forfeited to the company.

General meeting

Article 22.

1.	The general meetings shall be held in the Netherlands in the municipality where the company has its registered office.

2.	A general meeting — to be referred to below as: “the annual meeting” — shall be held each year within six months after expiration of the financial year. In this annual meeting shall be discussed:

a.	the annual accounts;

b.	the annual report, unless article 2:396, section 6, first sentence, or article 2:403 of the Dutch Civil Code applies to the company;

c.	the proposal to grant discharge to the directors for the policy conducted by them in the financial year concerned, in so far as that policy appears from the annual accounts or has been disclosed to the general meeting;

d.	any items which have been placed on the agenda by the board of directors;

e.	any items the discussion of which has been requested in writing by one or several shareholders and/or holders of depository receipts representing alone or jointly at

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least a one/hundredth part of the issued capital, shall be included in the convocation or shall be announced in the same way as the items referred to above sub d., if the company has received the request not alter than on the thirtieth day before the day of the meeting and provided that no important interest of the company opposes itself thereto;

f.	any other items brought forward, on the understanding that no valid decisions can be taken on items that have not been mentioned in the convocation letter or in an additional convocation letter with due observance of the period set for the convocation, unless the decision is taken by a unanimous vote in a meeting where all shareholders and holders of depository receipts are present or represented.

3.	In the event of a decision to extend as referred to in article 18 section 2 the annual meeting in which the discussion of the annual account and the annual report are on the agenda shall be postponed in accordance with that decision.

4.	Other general meetings shall be held as often as the board of directors convenes them. The board of directors shall be obliged to make such a convocation if one or several shareholders and/or holders of depository receipts, representing at least a one/tenth part of the issued capital, so request from the board of directors in writing and stating accurately the items to be discussed. If the board of directors has not proceeded with the convocation within four weeks in such a way that the meeting can be held within six weeks after the request, the requesters themselves shall be competent to proceed with the convocation.

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Convocation of general meeting

Article 23.

1.	Every shareholder and every holder of depository, receipts shall be competent, either in person or by means of a written power of attorney, to attend the general meeting and to speak in that meeting. The requirement of a written power of attorney shall have been fulfilled if the power of attorney has been laid down electronically.

Shares for which the law stipulates that no vote can be cast on them shall be disregarded in the determination to which extent a shareholder is present or represented.

2.	The convocation to a general meeting shall take place by means of convocation letters addressed to the addresses of shareholders and holders of depository receipts such as these have been entered into the register of shareholders. The convocation shall not take place later than on the fifteenth day before the day of the meeting.

3.	The convocation letters shall state the items to be discussed, without prejudice to the legal provisions regarding special decisions, such as those regarding legal merger, division, amendment of the articles of association and reduction of the capital.

4.	If the convocation period has not been respected or if no convocation has taken place, then no valid decisions can be taken, unless by a unanimous vote in a meeting where all shareholders and holders of depository receipts are present or represented and the directors have been heard.

5.	Directors shall have the right to attend the general meeting and as such he shall have an advisory vote.

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Chairpersonship of the general meeting

Article 24.

1.	The meeting itself shall be elect its chairperson. Until that moment the meeting shall be chaired by the attending director who is the most senior in years of age or, in default thereof, by the person attending the meeting who is the most senior in years of age. The minutes of the meeting shall be taken by a person designated for that purpose by the chairperson.

2.	The chairperson as well as the person who has convened the meeting shall be competent to rule that a notarial report is made up of the proceedings of the general meeting. This notarial report shall be co-signed by the chairperson. The costs of this notarial report shall be at the expense of the company.

3.	If no notarial report is drawn up, the minutes of the proceedings of the general meeting shall be adopted by the chairperson and the person taking the minutes of that meeting and shall be signed by them as proof of that adoption.

4.	The board of directors shall take notes of the decisions taken. The notes shall be available at the office of the company for inspection by the shareholders and the holders of depository receipts. Each of them shall be issued on request with a copy or abstract of these notes at cost price at the most.

Decision making

Article 25.

1.	Each share shall entitle to cast one vote.

2.	All decisions of the general meeting for which the law or these articles of association do not prescribe a greater majority shall be taken by an absolute majority of the votes cast.

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3.	Votes on business shall be oral votes, votes on persons shall be held by means of unsigned ballot papers. If in a vote on persons no absolute majority is obtained in the first voting round, a second voting round shall be held between the two persons who obtained the highest numbers of votes.

4.	If the votes tie in a vote on business, the proposal shall have been rejected. If the votes tie in a vote on persons, the decision shall be taken by drawing of lot.

5.	Blank votes shall be considered as votes not cast.

6.	No vote can be cast in the general meeting for a share which belongs to the company or to a subsidiary of the company; nor can a vote be cast for a share of which one of them holds the depository receipts. However, usufructuaries and pledge holders of shares that belong to the company and to subsidiaries of the company, shall not be excluded from their right of vote if the usufruct or the right of pledge was established before the share belonged to the company or to a subsidiary of the company.

The company or a subsidiary of the company shall not cast a vote for a share on which it has a right of usufruct or a pledge.

Shares on which no vote can be cast on the ground of the above shall be disregarded in the determination to which extent the capital is represented at the meeting.

Decision making outside a general meeting

Article 26.

Unless there are holders of depository receipts, all decisions that can be taken in a general meeting can also be taken outside a general meeting, provided that all shareholders have pronounced themselves to be in favour of the proposal in writing or by any means of telecommunication. The provisions of article 23 section 5 and article 24 section 4 shall be conformably applicable.

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Special decisions

Article 27.

1.	Decisions to amend these articles of association or to dissolve the company shall be taken only in a general meeting where at least a two/third part of the capital is represented, by a majority of at least a three/fourth part of the votes cast.

2.	If this capital is not represented, then a new meeting shall be convened, to be held within one month after the first meeting but not sooner than fifteen days after this first meeting, in which new meeting the decisions referred to in section 1 can be taken by a majority of at least a three/fourth part of the votes cast regardless of the capital then represented.

The convocation to this new meeting shall state that it is a second meeting with observance of the provisions of article 2:230 section 3 of the Dutch Civil Code.

Notifications and communications

Article 28.

1.	Notifications and other communications by or to the company or the board of directors shall be made in writing, whether or mot by any means of telecommunication.

Notifications intended for shareholders, usufructuaries, pledge holders and holders of depository receipts shall be sent to the addresses as mentioned in the register of shareholders.

Letters intended for the board of directors shall be sent to the address of the company.

2.	Communications that must be addressed to the general meeting by virtue of the law or of the articles of association can be made by including them in the letters of convocation.

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Dissolution

Article 29.

1.	At the dissolution of the company the liquidation shall be performed by the board of directors, unless the general meeting decides otherwise.

2.	The provisions of these articles of association shall remain in force as much as possible during the liquidation. The provisions in these articles of association concerning directors shall then apply to the liquidators.

3.	The balance which remains of the capital of the company after the creditors have been satisfied shall be paid to the holders of the shares in proportion to the block of shares held by each of them.

4.	The company shall continue to exist after its dissolution in so far as this is necessary for the liquidation of its capital.

Final provision

Article 30.

The general meeting shall have all competencies, within the limits set by the law and by these articles of association, that have not been granted to others.